ROYCE GLOBAL VALUE TRUST, INC.

745 Fifth Avenue
New York, New York 10151

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Royce Global Value Trust, Inc. (File No. 333-172858)

June 27, 2013

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Royce Global Value Trust, Inc., a Maryland corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-14 (File No. 333-172858) so that such Registration Statement may be declared effective as soon as practicable after the filing of Pre-Effective Amendment No. 2 to the Registration Statement.

We request that we be notified of such effectiveness by a telephone call to John P. Schwartz of The Royce Funds at (212) 508-4508, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Royce Global Value Trust, Inc.

By:	/s/ John E. Denneen
Name: John E. Denneen
Title: Secretary